Sous Chef Studio, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet
Sous Chef Studios
As of December 31, 2025

Distribution account	January 2025	February 2025	March 2025	April 2025	May 2025	June 2025	July 2025	August 2025	September 2025	October 2025	November 2025	December 2025
Assets												
Current Assets												
Bank Accounts												
Brex Cash	38,412.24	37,800.86	42,610.48	41,561.26	91,646.88	87,278.16	83,877.25	82,552.77	84,308.47	83,710.06	72,385.79	71,776.20
Brex Treasury		94.99	95.28	95.60	95.92	96.24	96.55	96.87	97.20	97.50	97.82	98.11
Stripe Merchant Account					23.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total for Bank Accounts	**38,412.24**	**37,895.85**	**42,705.76**	**41,656.86**	**91,766.77**	**87,374.40**	**83,973.80**	**82,649.64**	**84,405.67**	**83,807.56**	**72,483.61**	**71,874.31**
Other Current Assets												
Prepaid Expenses	8,136.00	7,232.00	6,328.00	5,424.00	4,520.00	3,616.00	2,712.00	1,808.00	904.00	0.00	9,944.00	9,040.00
Total for Other Current Assets	**8,136.00**	**7,232.00**	**6,328.00**	**5,424.00**	**4,520.00**	**3,616.00**	**2,712.00**	**1,808.00**	**904.00**	**0.00**	**9,944.00**	**9,040.00**
Total for Current Assets	**46,548.24**	**45,127.85**	**49,033.76**	**47,080.86**	**96,286.77**	**90,990.40**	**86,685.80**	**84,457.64**	**85,309.67**	**83,807.56**	**82,427.61**	**80,914.31**
Total for Assets	**46,548.24**	**45,127.85**	**49,033.76**	**47,080.86**	**96,286.77**	**90,990.40**	**86,685.80**	**84,457.64**	**85,309.67**	**83,807.56**	**82,427.61**	**80,914.31**
Liabilities and Equity												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Credit Cards												
Brex	0.00	0.00	0.00	0.00	0.00	28.00	213.64	0.00	0.00	0.00	0.00	0.00
Total for Credit Cards	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**28.00**	**213.64**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Other Current Liabilities												
Accrued Expenses	0.00	20.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,402.38
Employee Benefits Liability - Holding	-296.97	-296.97	-296.97	-296.97	-296.97	-296.97	-296.97	-296.97	0.00	0.00	0.00	0.00
Payroll Liability	0.00	0.00	-28.16	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Refundable Pre-orders					25.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00
Total for Other Current Liabilities	**-296.97**	**-276.97**	**-325.13**	**-296.97**	**-271.97**	**-246.97**	**-246.97**	**-246.97**	**50.00**	**50.00**	**50.00**	**1,452.38**
Total for Current Liabilities	**-296.97**	**-276.97**	**-325.13**	**-296.97**	**-271.97**	**-218.97**	**-33.33**	**-246.97**	**50.00**	**50.00**	**50.00**	**1,452.38**
Total for Liabilities	**-296.97**	**-276.97**	**-325.13**	**-296.97**	**-271.97**	**-218.97**	**-33.33**	**-246.97**	**50.00**	**50.00**	**50.00**	**1,452.38**
Equity												
SAFE Convertible Securities	200,000.00	200,000.00	205,000.00	205,000.00	256,050.00	256,050.00	256,050.00	256,050.00	259,050.00	259,050.00	259,050.00	259,050.00
Cost of Financing	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75
Total for SAFE Convertible Securities	**197,637.25**	**197,637.25**	**202,637.25**	**202,637.25**	**253,687.25**	**253,687.25**	**253,687.25**	**253,687.25**	**256,687.25**	**256,687.25**	**256,687.25**	**256,687.25**
Retained Earnings	-146,716.87	-146,716.87	-146,716.87	-146,716.87	-146,716.87	-146,716.87	-146,716.87	-146,716.87	-146,716.87	-146,716.87	-146,716.87	-146,716.87
Net Income	-4,075.17	-5,515.56	-6,561.49	-8,542.55	-10,411.64	-15,761.01	-20,251.25	-22,265.77	-24,710.71	-26,212.82	-27,592.77	-30,508.45
Total for Equity	**46,845.21**	**45,404.82**	**49,358.89**	**47,377.83**	**96,558.74**	**91,209.37**	**86,719.13**	**84,704.61**	**85,259.67**	**83,757.56**	**82,377.61**	**79,461.93**
Total for Liabilities and Equity	**46,548.24**	**45,127.85**	**49,033.76**	**47,080.86**	**96,286.77**	**90,990.40**	**86,685.80**	**84,457.64**	**85,309.67**	**83,807.56**	**82,427.61**	**80,914.31**

Accrual Basis Tuesday, March 10, 2026 02:28 PM GMTZ

Balance Sheet
Sous Chef Studios
As of December 31, 2024

Distribution account	January 2024	February 2024	March 2024	April 2024	May 2024	June 2024	July 2024	August 2024	September 2024	October 2024	November 2024	December 2024
Assets												
Current Assets												
Bank Accounts												
Brex Cash	99,378.05	94,986.08	92,347.96	88,838.75	86,334.98	85,264.28	82,793.16	78,245.16	67,584.90	60,128.13	46,458.32	43,034.73
Total for Bank Accounts	**99,378.05**	**94,986.08**	**92,347.96**	**88,838.75**	**86,334.98**	**85,264.28**	**82,793.16**	**78,245.16**	**67,584.90**	**60,128.13**	**46,458.32**	**43,034.73**
Other Current Assets												
Prepaid Expenses	8,136.00	7,232.00	6,328.00	5,424.00	4,520.00	3,616.00	2,712.00	1,808.00	904.00	0.00	9,944.00	9,040.00
Total for Other Current Assets	**8,136.00**	**7,232.00**	**6,328.00**	**5,424.00**	**4,520.00**	**3,616.00**	**2,712.00**	**1,808.00**	**904.00**	**0.00**	**9,944.00**	**9,040.00**
Total for Current Assets	**107,514.05**	**102,218.08**	**98,675.96**	**94,262.75**	**90,854.98**	**88,880.28**	**85,505.16**	**80,053.16**	**68,488.90**	**60,128.13**	**56,402.32**	**52,074.73**
Total for Assets	**107,514.05**	**102,218.08**	**98,675.96**	**94,262.75**	**90,854.98**	**88,880.28**	**85,505.16**	**80,053.16**	**68,488.90**	**60,128.13**	**56,402.32**	**52,074.73**
Liabilities and Equity												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Credit Cards												
Brex	-2,413.83	-2,328.52	-2,045.21	-1,929.45	-1,639.45	-1,516.63	-942.93	40.70	0.00	99.00	0.00	0.00
Total for Credit Cards	**-2,413.83**	**-2,328.52**	**-2,045.21**	**-1,929.45**	**-1,639.45**	**-1,516.63**	**-942.93**	**40.70**	**0.00**	**99.00**	**0.00**	**0.00**
Other Current Liabilities												
Accrued Expenses	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	14.40	0.00
Employee Benefits Liability - Holding	-244.00	-231.64	-218.42	-205.62	-192.40	-185.58	-172.36	-349.49	-336.68	-323.47	-310.68	-297.95
Payroll Liability	1,739.01	408.96	712.22	915.71	1,175.95	1,371.95	1,665.95	587.98	783.97	1,077.95	1,273.95	1,452.30
Total for Other Current Liabilities	**1,495.01**	**177.32**	**493.80**	**710.09**	**983.55**	**1,186.37**	**1,493.59**	**238.49**	**447.29**	**754.48**	**977.67**	**1,154.35**
Total for Current Liabilities	**-918.82**	**-2,151.20**	**-1,551.41**	**-1,219.36**	**-655.90**	**-330.26**	**550.66**	**279.19**	**447.29**	**853.48**	**977.67**	**1,154.35**
Total for Liabilities	**-918.82**	**-2,151.20**	**-1,551.41**	**-1,219.36**	**-655.90**	**-330.26**	**550.66**	**279.19**	**447.29**	**853.48**	**977.67**	**1,154.35**
Equity												
SAFE Convertible Securities	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00
Cost of Financing	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75	-2,362.75
Total for SAFE Convertible Securities	**197,637.25**	**197,637.25**	**197,637.25**	**197,637.25**	**197,637.25**	**197,637.25**	**197,637.25**	**197,637.25**	**197,637.25**	**197,637.25**	**197,637.25**	**197,637.25**
Retained Earnings	-82,839.50	-82,839.50	-82,839.50	-82,839.50	-82,839.50	-82,839.50	-82,839.50	-82,839.50	-82,839.50	-82,839.50	-82,839.50	-82,839.50
Net Income	-6,364.88	-10,428.47	-14,570.38	-19,315.64	-23,286.87	-25,587.21	-29,843.25	-35,023.78	-46,756.14	-55,523.10	-59,373.10	-63,877.37
Total for Equity	**108,432.87**	**104,369.28**	**100,227.37**	**95,482.11**	**91,510.88**	**89,210.54**	**84,954.50**	**79,773.97**	**68,041.61**	**59,274.65**	**55,424.65**	**50,920.38**
Total for Liabilities and Equity	**107,514.05**	**102,218.08**	**98,675.96**	**94,262.75**	**90,854.98**	**88,880.28**	**85,505.16**	**80,053.16**	**68,488.90**	**60,128.13**	**56,402.32**	**52,074.73**

Accrual Basis Wednesday, March 11, 2026 10:58 PM GMT Z

Profit and Loss
Sous Chef Studios
January-December, 2025

Distribution account	January 2025	February 2025	March 2025	April 2025	May 2025	June 2025	July 2025	August 2025	September 2025	October 2025	November 2025	December 2025	Total
Income													
Cost of Goods Sold													
Merchant Fees						1.03	1.03						2.06
Total for Cost of Goods Sold						1.03	1.03						**$2.06**
Gross Profit						-1.03	-1.03						**-$2.06**
Expenses													
Employee Related													
Other Employee Benefits									204.97				204.97
Payroll & Benefits Administration	46.00	51.00	40.00	49.00	49.00	49.00	49.00	49.00	49.00	49.00	49.00	49.00	578.00
Payroll													
Employer Payroll Taxes	76.56		-28.16										48.40
Salaries & Wages													
Regular Payroll	109.71												109.71
Total for Salaries & Wages	109.71												**$109.71**
Total for Payroll	186.27		-28.16										**$158.11**
Workers' Compensation	17.97										211.85		229.82
Total for Employee Related	250.24	51.00	11.84	49.00	49.00	49.00	49.00	49.00	253.97	260.85	49.00	49.00	**$1,170.90**
General & Administrative													
Bank Fees									0.52		0.15	2.94	3.61
Office Expenses						863.56	168.55		334.65				1,366.76
Other Contractors						2,800.00	182.35		46.99	5.25		1,400.00	4,434.59
Shipping and Handling							42.60						42.60
Total for General & Administrative						2,800.00	1,088.51	168.55	382.16	5.25	0.15	1,402.94	**$5,847.56**
IT Expense													
Computer Hardware & Equipment							213.64	176.92			90.00	330.78	811.34
Software & Web Services	130.18	130.38	130.38	130.38	130.38	184.66	923.91	286.90	318.05	222.04	206.31	178.34	2,971.91
Total for IT Expense	130.18	130.38	130.38	130.38	130.38	184.66	1,137.55	463.82	318.05	222.04	296.31	509.12	**$3,783.25**
Licenses and Fees									25.00				25.00
Professional Fees													
Finance & Accounting	3,854.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	13,798.00
Legal					120.00								120.00
Total for Professional Fees	3,854.00	904.00	904.00	904.00	1,024.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	**$13,918.00**
Research & Development													
Prototyping					665.00	1,295.00	1,294.49	269.51	536.04	92.27	130.81	50.91	4,334.03
Total for Research & Development					665.00	1,295.00	1,294.49	269.51	536.04	92.27	130.81	50.91	**$4,334.03**
Sales & Marketing													
Advertising						116.00	17.00						133.00
Branding								159.96					159.96
Total for Sales & Marketing						116.00	17.00	159.96					**$292.96**
Total for Expenses	4,234.42	1,085.38	1,046.22	1,083.38	1,868.38	5,348.66	4,490.55	2,014.84	2,419.22	1,484.41	1,380.27	2,915.97	**$29,371.70**
Net Operating Income	-4,234.42	-1,085.38	-1,046.22	-1,083.38	-1,869.41	-5,349.69	-4,490.55	-2,014.84	-2,419.22	-1,484.41	-1,380.27	-2,915.97	**-$29,373.76**
Other Income													
Other Income	159.25	94.99	0.29	0.32	0.32	0.32	0.31	0.32	0.33	0.30	0.32	0.29	257.36
Total for Other Income	159.25	94.99	0.29	0.32	0.32	0.32	0.31	0.32	0.33	0.30	0.32	0.29	**$257.36**
Other Expenses													
Taxes		450.00		898.00					26.05	18.00			1,392.05
Total for Other Expenses		450.00		898.00					26.05	18.00			**$1,392.05**
Net Other Income	159.25	-355.01	0.29	-897.68	0.32	0.32	0.31	0.32	-25.72	-17.70	0.32	0.29	**-$1,134.69**
Net Income	-4,075.17	-1,440.39	-1,045.93	-1,981.06	-1,869.09	-5,349.37	-4,490.24	-2,014.52	-2,444.94	-1,502.11	-1,379.95	-2,915.68	**-$30,508.45**

Profit and Loss
Sous Chef Studios
January 1-December 31, 2024

Distribution account	January 2024	February 2024	March 2024	April 2024	May 2024	June 2024	July 2024	August 2024	September 2024	October 2024	November 2024	December 2024	Total
Income													
Gross Profit													
Expenses													
Employee Related													
Payroll & Benefits Administration	46.00	49.00	46.00	46.00	46.00	46.00	46.00	46.00	46.00	46.00	46.00	46.00	555.00
Payroll													
Employer Payroll Taxes	350.05	327.22	338.01	322.29	246.23	111.91	216.83	216.81	209.84	216.81	209.83	265.26	3,031.09
Salaries & Wages													
Regular Payroll	2,834.29	2,651.42	2,834.29	2,742.86	2,834.28	1,462.86	2,834.29	2,834.28	2,742.86	2,834.28	2,742.86	2,669.72	32,018.29
Total for Salaries & Wages	**2,834.29**	**2,651.42**	**2,834.29**	**2,742.86**	**2,834.28**	**1,462.86**	**2,834.29**	**2,834.28**	**2,742.86**	**2,834.28**	**2,742.86**	**2,669.72**	**$32,018.29**
Total for Payroll	**3,184.34**	**2,978.64**	**3,172.30**	**3,065.15**	**3,080.51**	**1,574.77**	**3,051.12**	**3,051.09**	**2,952.70**	**3,051.09**	**2,952.69**	**2,934.98**	**$35,049.38**
Workers' Compensation	28.29	20.06	20.04	20.06	20.06	20.06	28.02	16.64	14.83	252.15	19.58	29.37	489.16
Total for Employee Related	**3,258.63**	**3,047.70**	**3,238.34**	**3,131.21**	**3,146.57**	**1,640.83**	**3,125.14**	**3,113.73**	**3,013.53**	**3,349.24**	**3,018.27**	**3,010.35**	**$36,093.54**
General & Administrative													
Office Expenses									655.79	134.56			790.35
Shipping and Handling				29.69									29.69
Total for General & Administrative				**29.69**					**655.79**	**134.56**			**$820.04**
IT Expense													
Computer Hardware & Equipment									99.00				99.00
Software & Web Services	194.31	85.31	283.31	86.07	285.66	122.82	449.43	186.73	231.19	299.97	173.58	263.78	2,662.16
Total for IT Expense	**194.31**	**85.31**	**283.31**	**86.07**	**285.66**	**122.82**	**449.43**	**186.73**	**330.19**	**299.97**	**173.58**	**263.78**	**$2,761.16**
Professional Fees													
Finance & Accounting	3,354.00	904.00	1,004.00	904.00	904.00	904.00	904.00	904.00	2,404.00	904.00	904.00	1,404.00	15,398.00
Legal								124.27					124.27
Management Consulting & Strategy									6,000.00	4,500.00			10,500.00
Total for Professional Fees	**3,354.00**	**904.00**	**1,004.00**	**904.00**	**904.00**	**904.00**	**1,028.27**	**904.00**	**8,404.00**	**5,404.00**	**904.00**	**1,404.00**	**$26,022.27**
Research & Development									109.04				109.04
Prototyping					4.34				671.99	78.12			754.45
Total for Research & Development					**4.34**				**671.99**	**187.16**			**$863.49**
Total for Expenses	**6,806.94**	**4,037.01**	**4,525.65**	**4,150.97**	**4,340.57**	**2,667.65**	**4,602.84**	**5,532.24**	**12,069.44**	**9,053.21**	**4,095.85**	**4,678.13**	**$66,560.50**
Net Operating Income	**-6,806.94**	**-4,037.01**	**-4,525.65**	**-4,150.97**	**-4,340.57**	**-2,667.65**	**-4,602.84**	**-5,532.24**	**-12,069.44**	**-9,053.21**	**-4,095.85**	**-4,678.13**	**-$66,560.50**
Other Income													
Other Income	442.06	423.42	383.74	395.71	369.34	367.31	346.80	351.71	337.08	286.25	245.85	173.86	4,123.13
Total for Other Income	**442.06**	**423.42**	**383.74**	**395.71**	**369.34**	**367.31**	**346.80**	**351.71**	**337.08**	**286.25**	**245.85**	**173.86**	**$4,123.13**
Other Expenses													
Taxes		450.00		990.00									1,440.00
Total for Other Expenses		**450.00**		**990.00**									**$1,440.00**
Net Other Income	**442.06**	**-26.58**	**383.74**	**-594.29**	**369.34**	**367.31**	**346.80**	**351.71**	**337.08**	**286.25**	**245.85**	**173.86**	**$2,683.13**
Net Income	**-6,364.88**	**-4,063.59**	**-4,141.91**	**-4,745.26**	**-3,971.23**	**-2,300.34**	**-4,256.04**	**-5,180.53**	**-11,732.36**	**-8,766.96**	**-3,850.00**	**-4,504.27**	**-$63,877.37**

Accrual Basis Wednesday, March 11, 2026 10:57 PM GMTZ

Statement of Cash Flows
Sous Chef Studios
January 1-December 31, 2025

Full name	January 2025	February 2025	March 2025	April 2025	May 2025	June 2025	July 2025	August 2025	September 2025	October 2025	November 2025	December 2025	Total
OPERATING ACTIVITIES													
Net Income	-4,075.17	-1,440.39	-1,045.93	-1,981.06	-1,869.09	-5,349.37	-4,490.24	-2,014.52	-2,444.94	-1,502.11	-1,379.95	-2,915.68	-30,508.45
Adjustments to reconcile Net Income to Net Cash provided by operations:													
Accrued Expenses		20.00	-20.00								1,402.38		1,402.38
Brex	0.00	0.00	0.00	0.00	0.00	28.00	185.64	-213.64	0.00	0.00	0.00	0.00	0.00
Employee Benefits Liability - Holding	0.98								296.97				297.95
Payroll Liability	-1,452.30		-28.16	28.16									-1,452.30
Prepaid Expenses	904.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	-9,944.00	904.00	0.00
Refundable Pre-orders					25.00	25.00							50.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	-547.32	924.00	855.84	932.16	929.00	957.00	1,089.64	690.36	1,200.97	904.00	-9,944.00	2,306.38	$298.03
Net cash provided by operating activities	-4,622.49	-516.39	-190.09	-1,048.90	-940.09	-4,392.37	-3,400.60	-1,324.16	-1,243.97	-598.11	-11,323.95	-609.30	-$30,210.42
INVESTING ACTIVITIES													
FINANCING ACTIVITIES													
SAFE Convertible Securities			5,000.00		51,050.00				3,000.00				59,050.00
Net cash provided by financing activities			5,000.00		51,050.00				3,000.00				$59,050.00
NET CASH INCREASE FOR PERIOD	-4,622.49	-516.39	4,809.91	-1,048.90	50,109.91	-4,392.37	-3,400.60	-1,324.16	1,756.03	-598.11	-11,323.95	-609.30	$28,839.58

Statement of Cash Flows
Sous Chef Studios
January 1-December 31, 2024

Full name	January 2024	February 2024	March 2024	April 2024	May 2024	June 2024	July 2024	August 2024	September 2024	October 2024	November 2024	December 2024	Total
OPERATING ACTIVITIES													
Net Income	-6,364.88	-4,063.59	-4,141.91	-4,745.26	-3,971.23	-2,300.34	-4,256.04	-5,180.53	-11,732.36	-8,766.96	-3,850.00	-4,504.27	-63,877.37
Adjustments to reconcile Net Income to Net Cash provided by operations:													
Accrued Expenses											14.40	-14.40	0.00
Brex	194.31	85.31	283.31	115.76	290.00	122.82	573.70	983.63	-40.70	99.00	-99.00	0.00	2,608.14
Employee Benefits Liability - Holding	13.22	12.36	13.22	12.80	13.22	6.82	13.22	-177.13	12.81	13.21	12.79	12.73	-40.73
Payroll Liability	891.98	-1,330.05	303.26	203.49	260.24	196.00	294.00	-1,077.97	195.99	293.98	196.00	178.35	605.27
Prepaid Expenses	904.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	904.00	-9,944.00	904.00	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,003.51**	**-328.38**	**1,503.79**	**1,236.05**	**1,467.46**	**1,229.64**	**1,784.92**	**632.53**	**1,072.10**	**1,310.19**	**-9,819.81**	**1,080.68**	**$3,172.68**
Net cash provided by operating activities	**-4,361.37**	**-4,391.97**	**-2,638.12**	**-3,509.21**	**-2,503.77**	**-1,070.70**	**-2,471.12**	**-4,548.00**	**-10,660.26**	**-7,456.77**	**-13,669.81**	**-3,423.59**	**-$60,704.69**
INVESTING ACTIVITIES													
FINANCING ACTIVITIES													
NET CASH INCREASE FOR PERIOD	**-4,361.37**	**-4,391.97**	**-2,638.12**	**-3,509.21**	**-2,503.77**	**-1,070.70**	**-2,471.12**	**-4,548.00**	**-10,660.26**	**-7,456.77**	**-13,669.81**	**-3,423.59**	**-$60,704.69**

Sous Chef Studio, Inc.
Statement of Changes in Equity

Accounts	2025	2024
Opening balance of stockholders' equity	50,920.38	114,797.75
Net income (loss)	(30,508.45)	(63,877.37)
Issuance of SAFE convertible securities	59,050.00	—
Closing balance of stockholders' equity	**79,461.93**	**50,920.38**

Sous Chef Studio, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Sous Chef Studio, Inc. (the "Company") is a corporation organized on July 1, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.